Exhibit 12.1
Live Nation, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended
	2006	2005	2004	2003	2002

Income (loss) before income taxes, equity in earnings of nonconsolidated affiliates, and cumulative effect of a change in accounting principle	$(5,497)	$(68,855)	$11,819	$67,010	$32,642
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(5,497)	(68,855)	11,819	67,010	32,642
Fixed charges:
Interest expense	37,218	52,496	45,474	44,203	62,606
Amortization of loan fees	*	*	—	—	—
Interest portion of rentals	25,089	21,582	20,480	20,006	19,555

Total fixed charges	62,307	74,078	65,954	64,209	82,161
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	62,307	74,078	65,954	64,209	82,161
Total earnings available for payment of fixed charges	$56,810	$5,223	$77,773	$131,219	$114,803

Ratio of earnings to fixed charges	0.91	0.07	1.18	2.04	1.40

Rental fees and charges	71,683	61,664	58,513	57,159	55,872
Interest rate	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.